

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2012

Via E-mail
Stephen M. Smith
President & Chief Executive Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

Re: John Wiley & Sons, Inc.
Form 10-K for Fiscal Year Ended April 30, 2011
Filed on June 24, 2011
File No. 001-11507

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2011

Item 7. Management's Discussion and Analysis of Business, Financial Condition and Results of Operations

Liquidity and Capital Resources- Fiscal Year 2011, page 31

1.   We note your statement that working capital is negative as a result of unearned deferred revenue related to subscriptions for which cash has been collected in advance. However, when you receive cash in advance you have an increase in cash with an equal increase in deferred revenue liability, which in and of itself would not create a working capital deficiency as both current assets and liabilities are increased. Please revise this disclosure as appropriate.

Item 9A. Controls and Procedures, page 83

2.   Your conclusion regarding the effectiveness of disclosures controls and procedures
        does not state the entire definition of disclosure controls and procedures as defined in
        Exchange Act Rules 13a-15(e) and 15d-15(e). Specifically, you did not indicate that
        disclosure controls and procedures are designed to ensure that information required to
        be disclosed in reports filed or submitted under the Act is recorded, processed,
        summarized and reported, within the time periods specified in the Commission's rules
        and forms or that they include controls and procedures designed to ensure that
        information required to be disclosed in reports filed or submitted under the Act is
        accumulated and communicated to management as appropriate to allow timely
        decisions regarding required disclosure. Although there is no requirement to disclose
        the full definition, specific reference to only a portion of the definition gives the
        appearance of limiting management's conclusion solely to the portion referred to.
        Please represent to us and please revise to state management's conclusion in regard to
        the company's disclosure controls and procedures as fully defined in Exchange Act
        rules 13a-15(e) and 15d-15(e).

Part III, page 83

3.   Please revise this section to incorporate by reference all of the information required
        by Part III of Form 10-K or advise. We note, for example, certain cross-references do
        not appear to match captions in the definitive proxy statement, such as the cross-
        reference to "Certain Information Concerning the Board" in Item 10, do not appear to
        include all of the information required by each Item, such as the cross-reference to
        "Beneficial Ownership of Directors and Management" in Item 12 and the "Report of
        the Audit Committee" in Item 14, or do not appear to be included at all, such as in
        Item 13.

Item 10. Directors, Executive Officers and Corporate Governance, page 83

4.   Please revise your filing to briefly describe the business experience of each executive
        officer during the past five years. Refer to Item 401(e) of Regulation S-K.

Signatures, page 87

5.   Please revise the second half of your signature page to track the language set forth in
        the Signatures section of Form 10-K and include the signatures of your principal
        executive officer, principal financial officer and principal accounting officer. Refer
        to General Instruction D of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Julie Rizzo at 202-551-3574 for any questions regarding legal matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief